Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

WSFS Financial Corporation:

We consent to the incorporation by reference in the registration statement (no. 001-35638) on Form S-8 of WSFS Financial Corporation of our report dated June 25, 2015 with respect to the statements of net assets available for benefits of the WSFS Financial Corporation 401(k) Savings and Retirement Plan as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended, and the supplemental Schedule H, Line 4i – Schedule of Assets (Held at Year End) as of December 31, 2014, which report appears in the December 31, 2014 Annual Report on Form 11-K of the WSFS Financial Corporation 401(k) Savings and Retirement Plan.

/s/ KPMG

Philadelphia, Pennsylvania

June 25, 2015